LENNOX INTERNATIONAL INC.
2140 Lake Park Blvd.
Richardson, Texas 75080
July 22, 2009
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4010
Washington, D.C. 20549

RE:	Lennox International Inc.
This letter contains our response to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 20, 2009 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold typeface exactly as given in the Comment Letter and below the comment is our response.
Form 10-K for the Year Ended December 31, 2008
Item 15 — Exhibits, Financial Statement Schedules, page 96
1.	Refer to comment 14 of our letter dated May 29, 2009. Please file a complete copy of this credit agreement that includes the omitted schedules and exhibits.
Response:
We will file a complete copy of the credit agreement that includes the omitted schedules and exhibits with our 2nd quarter 10-Q. We will redact the LC Numbers and Amounts from Schedule 1.01 (Existing Letters of Credit) and any bank account numbers, routing numbers, telephone numbers or email addresses on Schedule 8.01 (Administrative Agent’s Office; Certain Addresses for Notices) since this detailed information is either sensitive or has become stale based on the passage of time.
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If you have any questions or comments regarding this memorandum, please contact Roy Rumbough, our Interim Chief Financial Officer, at 972-497-5520.
Lennox International Inc.